Filed by Tele Norte Leste Participações S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Coari Participações S.A.

Commission File No.: 132-02657

Subject Company: Brasil Telecom S.A.

Commission File No.: 001-15256

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY TELE NORTE LESTE PARTICIPAÇÕES S.A. AND TELEMAR NORTE LESTE S.A. RELATING TO THE PROPOSED MERGER OF SHARES BETWEEN COARI PARTICIPAÇÕES S.A. AND BRASIL TELECOM S.A. AND THE MERGER OF COARI PARTICIPAÇÕES S.A. WITH AND INTO TELEMAR NORTE LESTE S.A.

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Additional Information and Where to Find It:

This communication contains information with respect to:

•	the proposed merger of shares (incorporação de ações) between Coari Participações S.A. (“Coari”) and Brasil Telecom S.A. (“Brasil Telecom”); and
•	the proposed merger (incorporação) of Coari with and into Telemar Norte Leste S.A. (“Telemar”).

In connection with the proposed merger of shares between Coari and Brasil Telecom, Coari has filed with the U.S. Securities and Exchange Commission (the “Commission”) (1) a registration statement on Form F-4, containing a prospectus that was mailed to the shareholders of Brasil Telecom, and (2) other documents regarding the proposed merger of shares.

In connection with the proposed merger of Coari with and into Telemar, Telemar plans to file with the Commission (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of Coari, and (2) other documents regarding the proposed merger.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed share exchange and the proposed merger.

Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed share exchange and the proposed merger, when available, free of charge on the Commission’s website at www.sec.gov or from the issuer of the relevant securities, Coari or Telemar, as applicable.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to Tele Norte Leste Participações S.A. and Telemar, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.

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EXHIBITS

Exhibit Number	Description of Document
1	Notice of Material Fact of Tele Norte Leste Participações S.A. and Telemar Norte Leste S.A., dated March 25, 2010.
2	Presentation dated March 24, 2010.

Exhibit 1

TELE NORTE LESTE PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.134/0001-58 NIRE 33.3.0026253-9 Public Company	TELEMAR NORTE LESTE S.A. CNPJ/MF No. 33.000.118/0001-79 NIRE 33.3.0015258-0 Public Company

MATERIAL FACT

Pursuant to article 157, paragraph 4, of Law No. 6,404/76 and CVM Instruction No. 358/02, Tele Norte Leste Participações S.A. (“TNL”) and Telemar Norte Leste S.A. (“TMAR”) hereby disclose the following:

On this date, the Board of Directors of TMAR held a meeting in which the Directors examined and approved the proposal of new exchange ratios for the proposed corporate reorganization of Brasil Telecom S.A. (“BrT”) and TMAR, adjusted to reflect the modification of the provisions related to civil legal contingencies of BrT in connection with legal claims with respect to the rights of holders of Financial Interest Agreements. The new exchange ratios were proposed after the discussion of all relevant aspects of such ratios and also the analysis of a presentation prepared by Banco de Investimentos Credit Suisse (Brasil) S.A. which content is available at www.oi.net.br/ri and at the IPE System of the Brazilian Securities Commission, at www.cvm.gov.br.

Such exchange ratios are equivalent to 0.3955 common share of TMAR for each common share of BrT and 0.2191 class C preferred share of TMAR for each class preferred share of BrT, and represent the calculation basis to determine the number of shares of TMAR that current shareholders of BrT will receive in the event that all steps of the ongoing corporate reorganization are concluded.

The Board of Directors of TMAR also approved the submission of the new exchange ratios to the approval of the Board of Directors of BrT, under the condition that these ratios are later approved by the non-controlling holders of common and preferred shares of BrT.

After the new exchange ratios are examined by the Board of Directors of BrT, the shareholders meeting of BrT that will consider such exchange ratios will be convened within no more than 30 (thirty) days, in view of the acts necessary for the preparation of a public proxy solicitation process that is intended to be held in the markets in which shares of BrT are traded.

Rio de Janeiro, March 25, 2010

Alex Waldemar Zornig

Investors Relations Officer

Exhibit 2

Confidential

Material for discussion

Brasil Telecom S.A.

March 24th, 2010

PRELIMINARY | SUBJECT TO FURTHER REVIEW AND EVALUATION

These materials may not be used or relied upon for any purpose other than as specifically contemplated by a written agreement with Credit Suisse.

This document is a free translation only. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. The Translation was made by persons whose native language is not English, therefore there is no warranty as to the accuracy, reliability or completeness of any information translated and no one should rely on the accuracy, reliability or completeness of such information. There is no assurance as to the accuracy, reliability or completeness of the translation. Any person reading this translation and relying on it should do so at his or her own risk.z

Agenda

1. Disclaimer

2. Description of the transaction

3. Summary analysis

1. Disclaimer

2

Disclaimer

Telemar Norte Leste S.A. (“Telemar”), in connection with services engaged under the letter agreement signed on 18 April 2008, has requested Banco de Investimentos Credit Suisse (Brasil) S.A. (“CS”) to prepare this presentation (“Presentation”).

The following information is important and must be read carefully and thoroughly:

1. This Presentation has been prepared for the exclusive use of the Board of Directors and the Statutory Audit Committee of Telemar. No third party with access to this Presentation will use it for any purpose, and CS accepts no liability in this regard. This Presentation, including its analyses and conclusions, does not constitute a recommendation to any person, including shareholders or members of the Board of Directors or of the Statutory Audit Committee of Telemar, of Brasil Telecom S.A. (“Brasil Telecom”), or any of their controlling companies, controlled companies, or affiliate companies (“Affiliates”), concerning how to vote or act in regard to any matter related to the Transaction (as defined below). This Presentation and the analyses contained herein will not be used to justify any decision, vote, or right to vote of any person, regarding any matter, including shareholders and members of the Board of Directors or of the Statutory Audit Committee of Telemar and of Brasil Telecom.

2. To arrive at the conclusions stated in this Presentation, among other things: (i) we analyzed the financial statements of Brasil Telecom for 2007, 2008, and 2009, all audited by Deloitte Touche Tohmatsu, and the financial statements of Telemar for 2007 and 2008, audited by BDO Auditores Independentes, and for 2009, audited by Deloitte Touche Tohmatsu; (ii) we received information and explanations from Telemar concerning the Contingencies (as defined below) and court deposits held by Brasil Telecom; (iii) we analyzed the presentation entitled “Account Record of Tax Credits – CVM Instruction No. 371/2002 – Ten-Year Business Plan Forecast,” concerning the use of the tax credits in connection with payment of the Contingencies, prepared in December 2009 by the management of Telemar and submitted to the Board of Directors of Telemar, provided to us by Telemar; and (iv) we took into consideration other information, financial studies, analyses, research, and financial, economic and market criteria that we felt were relevant (together with the other information received and/or used for purposes of preparing this Presentation, the “Information”).

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Disclaimer (cont’d)

3. Telemar informed us that it requested the preparation of this Presentation in relation to adjustments to be made to the exchange ratio for Telemar and Brasil Telecom shares, as announced on 25 April 2008 (“Original Exchange Ratio”), in connection with the merger of Brasil Telecom into Telemar (the “Transaction”). Such adjustments to the Original Exchange Ratio (together, the “Adjustments”) result, according to Telemar: (i) from dividends and interest on shareholders’ equity (“JCP”) declared since 1 January 2008, as set forth in section VII.1 of the Material Fact published by Telemar on 25 April 2008; and (ii) Contingencies referring to the period before the establishment of the Original Exchange Ratio and recently identified, as explained in the Material Facts disclosed by Telemar on 3 April 2009 and 14 January 2010 (“Contingencies”). The Presentation was prepared based on the methodology requested by Telemar. This Presentation does not constitute a recommendation of CS concerning any aspect of the Transaction and CS does not warrant that the requested methodology is the most appropriate for making the Adjustments. Any person relying on this Presentation to make any decision does so at his own risk and expense. This Presentation does not address the merits of the Transaction compared to other commercial strategies that may be available to Telemar or to Brasil Telecom or any business decision by them to effect the Transaction.

4. With respect to our review, we do not assume any responsibility for independently checking any of the Information and trust that such Information is complete, sufficient, updated, correct and accurate in all material aspects. Additionally, we have not been requested to perform, and have not performed, any independent verification of such Information, or any independent verification or assessment of any assets or liabilities (contingent or otherwise) of Telemar or of Brasil Telecom, including (but not limited to) the Contingencies, and we have not received any such assessment or assessed the solvency or fair value of Telemar or Brasil Telecom according to any laws, governing any matter, including bankruptcy, insolvency, or similar matters.

5. We do not make, and will not make, either expressly or implicitly, any representation or warranty regarding any Information used in the preparation of this Presentation. Additionally, we do not assume any obligation to make, and have not made, any physical inspection of the properties or facilities of Telemar or Brasil Telecom. We are not an accounting firm and have not provided accounting or auditing services related to the Contingencies, to this Presentation or to the Transaction. We are not a law firm and have not provided legal, regulatory, tax, or fiscal services in connection with the Contingencies, this Presentation or the Transaction.

6. No accounting, financial, legal, fiscal, or any other type of due diligence has been performed on Telemar, Brasil Telecom, or any of their Affiliates. The results and conclusions of such due diligence, if performed, may significantly affect the analyses in this Presentation.

7. CS makes no express or implicit representation or warranty regarding the completeness, truthfulness, sufficiency, correction or accuracy of the Information herein and the Information on which this Presentation was based. With respect to the Transaction, nothing herein will be interpreted or understood as a CS representation regarding the present, past, or future.

8. This Presentation is not and must not be relied upon as (i) a fairness opinion on the Transaction; (ii) a recommendation on any aspect of the Transaction; (iii) a valuation report issued for the purposes of and pursuant to Law No. 6404/1976, CVM Rule No. 319/1999 and/or CVM Rule No. 361/2002, or any other legal or regulatory provision in Brazil or abroad; or (iv) an opinion on the adequacy or fairness of the price or exchange ratio regarding the Transaction. This Presentation has not been compiled or prepared in compliance with any legal or regulatory provision in Brazil or abroad.

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Disclaimer (cont’d)

9. The preparation of a financial assessment is a complex process that involves various decisions on the most appropriate and relevant financial analysis methods and on the application of these methods. In order to arrive at the conclusions presented herein, we applied a qualitative approach to the analyses and factors we used. We arrived at a final conclusion based on the results of the assessment as a whole, and we did not reach any conclusions based on or related to any individual factor or method. Therefore, we believe that our analysis must be considered in its entirety and that the examination of parts of our analysis and specific factors without considering the full context of our analysis and conclusions may lead to incomplete and incorrect interpretations of the processes used in our analyses and conclusions.

10. Although future events and other developments may affect the conclusions presented herein, we have no obligation to update, revise, rectify, or revoke this Presentation, wholly or in part, as a result of any future event or for any other reason.

11. We have provided, from time to time in the past, investment banking and other financial services to Telemar and its Affiliates, for which we received a fee, and we may provide such services to Telemar, Brasil Telecom and/or their Affiliates in the future, for which we expect to be remunerated. We are a financial institution that provides a variety of financial services and other services related to securities, brokerage, and investment banking. In the ordinary course of our activities, we may acquire, hold, or sell, for our own account or for the account and at the order of our clients, shares, debt instruments, and other securities and financial instruments (including bank loans and other obligations) of Telemar, of Brasil Telecom, and of any other companies involved in the Transaction, and to provide investment banking and other financial services to such companies. Additionally, the analyses of the professionals of our equity research department and of other divisions may be based on different operating and market premises and on different analysis methodologies compared to those used in the preparation of this Presentation. Accordingly, equity research reports and other materials published by them may contain results and conclusions that differ from those presented herein. We have policies and procedures in place to ensure the independence of our equity research analysts, whose views may differ from those of our investment banking department. We also have policies and procedures in place to preserve the independence of the investment banking and other areas and departments of CS, including, but not limited to, asset management and the proprietary trading of equities, debt instruments, securities, and other financial instruments.

12.	This presentation is intellectual property of CS.
14.	The financial calculations herein may not always result in an exact sum due to rounding.

São Paulo, March 24th, 2010

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2. Description of the transaction

6

Description of the Original Exchange Ratio

On 25 April 2008, Telemar announced in a material fact that it had acquired a indirect controlling stake of Brasil Telecom Participações S.A. and of Brasil Telecom through the acquisition of all shares issued by Invitel S.A., company that owned all shares issued by Solpart S.A. (which, in turn, directly controlled Brasil Telecom Participações S.A. )

The material fact released on 25 April 2008 established the following Original Exchange Ratios for the exchange of shares of Brasil Telecom and Brasil Telecom S.A. for Telemar shares:

BRTP3 = 1.2200534 BRTO3

BRTP4 = 0.1729971 BRTO3 and 0.9106649 BRTO4

BRTO3 = 0.4137146 TMAR3

BRTO4 = 0.2530852 TMAR7

Description of the adjustments to the Original Exchange Ratio

Telemar requested CS to prepare a presentation on the adjustments to the Original Exchange Ratio.

These adjustments to the Original Exchange Ratio result exclusively from the following events:

Dividends and interest on shareholders’ equity (“JCP”) declared as of 1 January 2008, as provided for in subparagraph VII.1 of the Material Fact published by Telemar on 25 April 2008

Adjustments to Contingencies referring to the period prior to the establishment of the Original Exchange Ratio, as explained in Material Facts published by Telemar on 3 April 2009 and on 14 January 2010 (“Contingencies”).

3. Summary of the analysis

Premises for the analysis (1)

We assumed the following premises for the analysis herein

Recognition of the effects of the Contingencies

Total gross value of the Contingencies for adjustment of the exchange ratio: R$ 2,325,577,603

Nominal value of the tax benefit resulting from the deductibility of the payment of the Contingencies: R$ 790,696,385

Tax benefit resulting from deductibility of the payment of the Contingencies to be spread over 11 years, according to the Telemar’s business plan

Equal distribution of the present value of the Contingencies, adjusted for the respective tax benefit, among all shares of Brasil Telecom, regardless of their type

All Contingencies are fully provisioned and the court deposits in connection with them are, for accounting purposes, adjusted at the same rate as the Contingencies

No contingency was identified in Telemar after the Original Exchange Ratio was determined, referring to events prior to 25 April 2008

(1) Premises provided by Telemar

Summary table of methodology and premises

Adjustment value

JCP

Contingencies

Nominal value of the interest on shareholders’ equity paid 15 August 2008:

TMAR3: R$ 1.970/share

TMAR5: R$ 2.167/share 22 December 2008

TMAR3: R$ 0.599/share

TMAR5: R$ 0.659/share 30 December 2008

BRTO3: R$ 0.145/share

BRTO4: R$ 0.145/share 1 July 2009

TMAR3: R$ 3.277/share

TMAR5: R$ 3.605/share

Total gross value of the Contingencies to be adjusted in the exchange ratio: R$ 2,325,577,603

Total gross value of the court deposits in connection with the Contingencies: R$ 2,325,577,603

Nominal value of the tax benefit resulting from the deductibility of the payment of the Contingencies: R$ 790,696,385

Present value of the 11-year tax benefit resulting from the deductibility of the payment of Contingencies, according to Telemar’s business plan: R$ 421,100,012

Discount rate

Discount period

Methodology

Selic

From the date of payment of interest on shareholders’ equity to the date of the announcement of the Original Exchange Ratio (25 April 2008)

We calculated the value of the payment of interest on shareholders’ equity, net of the tax benefit resulting from the lower income tax base (assuming a rate of 25%) We calculated the present value of the net value of the interest on shareholders’ equity as of 25 April 2008 The resulting values are then subtracted from the price of the shares of Telemar and Brasil Telecom used for calculation of the Original Exchange Ratio

Range for Telemar’s nominal cost of equity, in US dollars: 10.8% - 12.2% p.a.

Assuming that the Contingencies will be realized over 11 years

Based on Telemar’s business plan, we assumed that the Contingencies will be realized during the first ten years, at R$ 229,053,491.3 per year, and R$ 35,042,690.6 in the 11th year The tax benefit from the potential payment of these Contingencies is then calculated as 34% of the amount realized per year The present value of the tax benefit is calculated and deducted from the total gross value of the Contingencies The resulting value is subtracted from the price of the shares of Brasil Telecom used for calculation of the Original Exchange Ratio

Exchange ratio (1)

Adjustments for JCP and for the Contingencies

Adjustments to the Original Exchange Ratio

Preferred shares (PN)

Common shares (ON)

Exchange ratio indicated in the material fact (“Original Exchange Ratio “)(2)

0.2531

0.4137

Exchange ratio adjusted for JCP and considering 0% of the net cost of the Contingencies (3) 0.2685 0.4305

Exchange ratio JCP and considering 100% of the net cost of the Contingencies (3)(4)(5) 0.2191 0.3955

(1) Exchange ratio: BRT/TMAR

(2) Original Exchange Ratio based on the average share price of the respective companies for 90 calendar days prior to 23 April 2008, weighted by trading volume (3) Adjustments regarding the present value of payments of interest on shareholders’ equity as of 25 April 2008 (at the rate set forth on page 11) (4) Assuming tax benefits worth R$ 790.7 million (5) Assuming the present value of the tax benefits based on the mid-point of the range set forth on page 11

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